Insider transaction detail - View details for insider	2010-09-29 09:53 ET

Transactions sorted by	: Insider
Insider family name	: Chase ( Starts with )
Given name	: Geoffrey ( Starts with )
Transaction date range	: September 27, 2010 - September 27, 2010

Insider name:	Chase, Geoffrey Charles

Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated
	YYYY-MM-DD		holder, if		or disposed of	price		balance
applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Security designation: Common Shares

1709178	2010-09-27	2010-09-29	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	9.8750	62,500